SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of July, 2008

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __
                                                        ---

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No X
               ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Materials Contained in this Report:


I. English translation of a Notice Concerning Granting Stock Acquisition Rights for the Purpose of Stock Options, as filed by the registrant with the Tokyo Stock Exchange on July 15, 2008.

II. English translation of a Report on Bulk Holding (Amendment No.1), as filed by the registrant with the Director of the Tokai Local Finance Bureau on July 18, 2008.

III. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on July 18, 2008.

IV. English translation of a Notice regarding Conversion of Central Motor Co., Ltd. into a Wholly-owned Subsidiary by Toyota Motor Corporation through Simple Share Exchange, as filed by the registrant with the Tokyo Stock Exchange on July 28, 2008.

V. English translation of a Notice concerning the Dissolution of a Subsidiary, as filed by the registrant with the Tokyo Stock Exchange on July 30, 2008.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Toyota Motor Corporation



                                           By:   /s/ Takuo Sasaki
                                              -------------------------------
                                              Name:   Takuo Sasaki
                                              Title:  General Manager of
                                                      Accounting Division



Date:  July 31, 2008